Evolving Announces Initial Results from Drilling on its Large Property
Holding Between Carlin and Getchell Gold Trends, Nevada

January 23, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce preliminary geological and geochemical results from their first drill hole which was partially completed on their group of properties northwest of the Carlin gold trend (the “North Carlin properties”) in north-central Nevada. Currently, Evolving is focusing their exploration on an area approximately 20 kilometers NW of the Goldstrike gold deposit, mid-way between the Carlin and Getchell gold trends. Evolving controls approximately 48,000 acres of exploration ground in the region, and is exploring a broad area which has not been tested by previous exploration drilling.

Part of Evolving’s exploration landholdings in the area combine claims held by both the Company and Newmont Gold Corporation, under an agreement concerning an exploration partnership on four prospective gold properties, including three which are located within the prolific Carlin Gold Trend (see press release dated December 5, 2007).

The first hole, which is vertically inclined, reached a depth of 1480 feet (463 meters) before being abandoned due to technical reasons. A twin hole, being drilled with a diamond drill, has been collared nearby the terminated reverse circulation hole, and is planned to reach a target depth of approximately 560 to 650 meters. The core hole is currently at approximately 370 meters depth.

Both holes penetrated approximately 350 meters of Miocene-age, unaltered volcanic rocks. At approximately 350 meters depth they entered what is interpreted to be Paleozoic sedimentary rocks which are strongly, hydrothermally altered. Intense pyritization occurs in the form of semi-massive replacements; associated with strong silicification as the matrix of hydrothermal breccias, and as stockwork veining. Silicification and clay alteration are present to the bottom of the reverse circulation hole (463 meters) and is accompanied by geochemically anomalous gold, as well as pathfinder elements commonly associated with Carlin-style mineralization.

The bottom 235 meters of the hole averages 0.23 grams per ton (gpt) gold, with individual 5 foot (1.6 meters) intervals ranging up to 1.56 gpt gold. The core hole is expected to provide a much more accurate sample for actual geochemical content, since the pyrite was largely lost in the cuttings of the reverse circulation hole.

The Company’s geological target is situated approximately 200 meters deeper than the bottom depth (463 meters) of the reverse circulation hole.

Evolving is carrying out an aggressive program of exploration in the region, targeting Carlin-style mineralization.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. The Company has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects (assays pending) and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada. Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake gold prospect located in Wyoming (see press release dated January 18, 2008).

Evolving has entered into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated December 5, 2007). In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: (604) 685-6375
Toll Free: 1 -866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF